UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Alere Inc.
Full name of Registrant

Not Applicable
Former Name if Applicable

51 Sawyer Road, Suite 200
Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Alere Inc. (the “Company” or “Alere”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because of the Company’s ongoing and previously disclosed review of certain aspects of the timing of revenue recognition, more specifically, revenue cutoff, in Africa and China for the years ended December 31, 2013, 2014 and 2015 (and each of the quarters in those annual periods).

While the Company continues to work expeditiously to conclude this review and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Annual Report”) and the Quarterly Report as soon as practicable, the Company does not anticipate filing the Quarterly Report within the five day extension provided by Rule 12b-25(b).

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue”, “can” or similar words. A number of important factors could cause actual results of Alere and its subsidiaries to differ materially from those indicated by such forward-looking statements.  These factors include, but are not limited to, (i) the risk that Alere’s analysis of revenue recognition discussed above is not completed in a timely manner, (ii) the risk that the failure by Alere to file the Annual Report or the Quarterly Report in a timely manner could lead to the acceleration of the maturity of certain of Alere’s indebtedness, (iii) the possibility that the analysis discussed above uncovers an error or errors in revenue recognition which require adjustment which may be material, or material weaknesses in Alere’s internal controls over financial reporting, (iv) risks relating to the ongoing investigations by the Securities and Exchange Commission and the United States Department of Justice, (v) the risk that these or other risk factors impact the expected timing of the filing of the Annual Report or the Quarterly Report, and (vi) the risk factors detailed in Part I, Item 1A, “Risk Factors,” of our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2014 (as filed with the Securities and Exchange Commission on March 5, 2015, as amended on April 30, 2015, May 28, 2015 and November 13, 2015) and other risk factors identified herein or from time to time in our periodic filings with the Securities and Exchange Commission. Readers should carefully review these risk factors, and should not place undue reliance on our forward-looking statements.  These forward-looking statements are based on information, plans and estimates at the date of this report. We undertake no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.
PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification:

	Ellen Chiniara	(781)	647-3900
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the period ended December 31, 2015.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALERE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2016	By:	/s/ James F. Hinrichs
Name: James F. Hinrichs
Title: Chief Financial Officer and Executive Vice President

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).